Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Other Ratios
As of June 30, 2013
(Amounts in thousands except ratios)

Adjusted EBITDA to cash interest ratio: The Adjusted EBITDA to cash interest ratio is defined as Adjusted EBITDA divided by net cash interest expense (defined as interest expense plus/minus interest income and non-cash interest expense). (1)

Adjusted EBITDA (1)	$901,929

Pro Forma net cash interest expense (1)	$189,937

Adjusted EBITDA to cash interest ratio	4.7x

(1) Adjusted EBITDA and pro forma net cash interest expense are defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

Total Senior Secured Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The total senior secured debt to Adjusted EBITDA ratio is defined as consolidated senior secured debt less unrestricted cash divided by Adjusted EBITDA. The deduction for unrestricted cash is limited to $500 million.

Total senior secured debt less unrestricted cash	$(75,000)

Adjusted EBITDA (1)	$901,929

Total senior secured debt less unrestricted cash to Adjusted EBITDA ratio	(.08)x

(1) Adjusted EBITDA is defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

Coal sales realization per ton: Coal sales realization per ton is defined as coal revenues divided by tons sold.

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Revenues:
Coal revenues:
Eastern steam	$447,246	$718,416	$936,290	$1,492,840
Western steam	108,633	131,733	238,323	284,174
Metallurgical	567,297	715,132	1,088,952	1,427,825
Total	$1,123,176	$1,565,281	$2,263,565	$3,204,839

Tons sold:
Eastern steam	7,152	11,043	15,053	22,519
Western steam	8,785	10,161	18,738	21,933
Metallurgical	5,620	5,595	10,671	10,493
Total	21,557	26,799	44,462	54,945

Coal sales realization per ton:
Eastern steam	$62.54	$65.05	$62.20	$66.29
Western steam	$12.37	$12.96	$12.72	$12.96
Metallurgical	$100.95	$127.83	$102.05	$136.08
Average	$52.10	$58.41	$50.91	$58.33